SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 4, 2014

Commission File Number: 001-36614

Alibaba Group Holding Limited

(Registrant’s name)

c/o Alibaba Group Services Limited

26/F Tower One, Times Square

1 Matheson Street

Causeway Bay

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit 99.1 – Press Release – Alibaba Group Announces September Quarter 2014 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

Date: November 4, 2014	By:	/s/ Maggie Wei WU
	Name:	Maggie Wei WU
	Title:	Chief Financial Officer

Exhibit 99.1

Alibaba Group Announces September Quarter 2014 Results

Hangzhou, China, November 4, 2014 – Alibaba Group Holding Limited (NYSE: BABA) today announced its financial results for the quarter ended September 30, 2014.

“We delivered a strong quarter with significant growth across our key operating metrics,” said Jonathan Lu, chief executive officer of Alibaba Group. “Our business continues to perform well, and our results reflect both the strength of our ecosystem and the strong foundation we have for sustainable growth. On our China retail marketplaces, gross merchandise volume for the quarter increased 49% and annual active buyers increased 52% year on year. We extended our unrivaled leadership in mobile with 217 million monthly active users on our mobile commerce apps in September and US$95 billion in mobile GMV for the twelve months ended September 2014. We are also encouraged by continued improvement of mobile monetization which demonstrates the strong commercial intent of our users.”

“Our financial performance this quarter was robust, with revenue growing 54% year on year,” said Maggie Wei Wu, chief financial officer of Alibaba Group. “We continue to execute our focused growth strategy, and the fundamental strength of our business gives us the confidence to invest in new initiatives to add new users, improving engagement and customer experience, expand our products and services and drive long-term shareholder value.”

September Quarter Operational and Financial Highlights

Operational highlights:

	September 30, 2013	June 30, 2014	September 30, 2014		% Change
	RMB	RMB	RMB	US$(1)	YoY	QoQ
	(in millions, except percentages)
GMV(2)	373,659	500,916	555,666	90,529	48.7%	10.9%
Mobile GMV as a percentage of total GMV(2)	14.7%	32.8%	35.8%
Annual Active Buyers(3)	202	279	307		52.0%	10.0%
Mobile Monthly Active Users (MAUs)(4)	91	188	217		138.5%	15.4%

Financial highlights:

	Three months ended September 30,
	2013	2014
	RMB	RMB	US$(1)	YoY % Change
	(in millions, except percentages and per share amounts)
Revenue	10,950	16,829	2,742	53.7%
Mobile Revenue	332	3,719	606	1,020.2%

Income from Operations	5,248	4,345	708	(17.2%)*

Non-GAAP EBITDA(5)	6,505	8,493	1,384	30.6%
Non-GAAP EBITDA Margin(5)	59.4%	50.5%

Net Income	4,937	3,030	494	(38.6%)*
Non-GAAP Net Income(5)	5,893	6,808	1,109	15.5%

Diluted Earnings per Share/ADS (EPS)	2.13	1.24	0.20	(41.8%)*
Non-GAAP Diluted EPS(5)	2.55	2.79	0.45	9.4%

*	Decrease primarily due to the significant increase in share-based compensation expense and amortization of intangible assets in the September quarter 2014, as discussed in details below.
(1)	This release contains translation of certain Renminbi (“RMB”) into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.1380 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2014. The percentages stated in this release are calculated based on the RMB amounts.
(2)	For the three months ended on the respective dates. Based on the aggregate value of confirmed orders of products and services on our marketplaces, regardless of how, or whether, the buyer and seller settle the transaction.
(3)	For the twelve months ended on the respective dates. Active buyers are user accounts that confirmed one or more orders on the relevant marketplace in that period, regardless of whether or not the buyer and seller settle the transaction.
(4)	For the month ended on the respective dates. Based on the aggregate mobile MAUs of apps that contribute GMV on our China retail marketplaces.
(5)	See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this release.

GMV – GMV transacted on our China retail marketplaces in the quarter ended September 30, 2014 was RMB555,666 million (US$90,529 million), an increase of 48.7% compared to the same quarter of 2013. GMV transacted on Taobao Marketplace in the quarter ended September 30, 2014 was RMB379,832 million (US$61,882 million), an increase of 38.2% compared to the same quarter of 2013. GMV transacted on Tmall in the quarter ended September 30, 2014 was RMB175,834 million (US$28,647 million), an increase of 77.8% compared to the same quarter of 2013. The growth was primarily driven by an increase in number of active buyers.

Mobile GMV – Mobile GMV in the quarter ended September 30, 2014 was RMB199,054 million (US$32,430 million), or 35.8% of total GMV transacted on our China retail marketplaces in this quarter, compared to 32.8% in the quarter ended June 30, 2014 and 14.7% in the same quarter of 2013. The growth was primarily driven by increases in the monthly active users accessing our platforms through mobile devices.

Annual active buyers – China retail marketplaces had 307 million annual active buyers in the twelve months ended September 30, 2014, compared to 279 million in the twelve months ended June 30, 2014 and 202 million in the twelve months ended September 30, 2013, representing an increase of 52.0% compared to the same period in 2013.

Mobile MAUs – Mobile MAUs grew to 217 million in the month ended September 30, 2014, compared to 188 million in the month ended June 30, 2014, representing a net addition of 29 million MAUs in three months, and a 138.5% increase from 91 million in the month ended September 30, 2013.

Revenue – Revenue increased by 53.7% to RMB16,829 million (US$2,742 million) in the quarter ended September 30, 2014, compared to RMB10,950 million in the same quarter of 2013. Revenue from China commerce retail business increased by 47.7% to RMB12,769 million (US$2,080 million), compared to RMB8,645 million in the same quarter of 2013, mainly driven by the growth in online marketing service revenue and commission revenue. Mobile revenue increased by 1,020.2% to RMB3,719 million (US$606 million) in the quarter ended September 30, 2014, compared to RMB332 million in the same quarter of 2013.

Income from operations – Income from operations in the quarter ended September 30, 2014 was RMB4,345 million (US$708 million), or 25.8% of revenue, a decrease of 17.2% compared to RMB5,248 million in the same quarter of 2013. The decrease was primarily due to share-based compensation charges (see “Share-based compensation expense” below) and an increase in amortization of intangible assets.

Non-GAAP EBITDA – Non-GAAP EBITDA increased by 30.6% to RMB8,493 million (US$1,384 million) in the quarter ended September 30, 2014, compared to RMB6,505 million in the same quarter of 2013. Non-GAAP EBITDA margin was 50.5% in the quarter ended September 30, 2014. This was a decrease from 59.4% in the September quarter of 2013 and from 54.4% in the June quarter of 2014. The decrease in non-GAAP EBITDA margin was primarily due to (i) the consolidation of newly acquired businesses, mainly including UCWeb Inc., or UCWeb, and AutoNavi Holding Limited, or AutoNavi, (ii) planned investments in new business initiatives, such as our mobile operating system, local services and digital entertainment, and (iii) increased tactical marketing spending during the September quarter.

Net income – Our net income in the quarter ended September 30, 2014 was RMB3,030 million (US$494 million), a decrease of 38.6% compared to RMB4,937 million in the same quarter of 2013. The decrease was primarily due to the share-based compensation charges and increased amortization expense as discussed above, and an increase in our effective tax rate.

Non-GAAP net income – Non-GAAP net income increased by 15.5% to RMB6,808 million (US$1,109 million) in the quarter ended September 30, 2014, compared to RMB5,893 million in the same quarter of 2013.

Diluted EPS and non-GAAP diluted EPS – Diluted EPS in the quarter ended September 30, 2014 was RMB1.24 (US$0.20) on 2,438 million diluted shares outstanding, a decrease of 41.8% compared to RMB2.13 on 2,317 million diluted shares outstanding in the same quarter of 2013. Non-GAAP diluted EPS in the quarter ended September 30, 2014 was RMB2.79 (US$0.45) on 2,438 million diluted shares outstanding, an increase of 9.4% compared to RMB2.55 on 2,317 million diluted shares outstanding in the same quarter of 2013.

September Quarter Financial Results

Revenue – Revenue for the quarter ended September 30, 2014 was RMB16,829 million (US$2,742 million), an increase of 53.7% compared to RMB10,950 million in the same quarter of 2013. The increase was mainly driven by the continuing rapid growth of our China commerce retail business.

•	China commerce retail business – Revenue from China commerce retail business in the quarter ended September 30, 2014 was RMB12,769 million (US$2,080 million), or 75.9% of total revenue, an increase of 47.7% compared to RMB8,645 million in the same quarter of 2013. The increase was mainly driven by the growth in online marketing services revenue and commission revenue. Commission revenue accounted for 33.5% of China commerce retail revenue in the quarter ended September 30, 2014, compared to 24.8% in the same quarter of 2013. Revenue growth during this period occurred in the context of and reflected an increase of 48.7% in GMV transacted on our China retail marketplaces, which was primarily driven by a 52.0% increase in the number of active buyers. Monetization rate remained stable at 2.30% in the quarter ended September 30, 2014, compared to 2.31% in the same quarter of 2013. Mobile revenue in the quarter ended September 30, 2014 was RMB3,719 million (US$606 million), representing 29.1% of China commerce retail business revenue, compared to 19.4% in the quarter ended June 30, 2014 and 3.8% in the same quarter of 2013. Mobile revenue increased as a result of increased mobile GMV and increased mobile monetization rate to 1.87%, up from 1.49% in the quarter ended June 30, 2014 and 0.61% in the same quarter of 2013.

•	China commerce wholesale business – Revenue from our China commerce wholesale business in the quarter ended September 30, 2014 was RMB790 million (US$129 million), an increase of 39.1% compared to RMB568 million in the same quarter of 2013. The increase in revenue was due to an increase in paying members and an increase in average revenue from paying members.

•	International commerce retail business – Revenue from our international commerce retail business in the quarter ended September 30, 2014 was RMB419 million (US$68 million), nearly doubling from RMB210 million in the same quarter of 2013. The main reason for this increase was an increase in GMV transacted on AliExpress.

•	International commerce wholesale business – Revenue from our international commerce wholesale business in the quarter ended September 30, 2014 was RMB1,198 million (US$195 million), an increase of 24.0% compared to RMB966 million in the same quarter of 2013. The main reason for this increase was an increase in the number of paying members.

Cost of revenue – Cost of revenue in the quarter ended September 30, 2014 was RMB5,596 million (US$912 million), or 33.3% of revenue, compared to RMB3,001 million, or 27.4% of revenue, in the same quarter of 2013. The increase was primarily due to (i) an increase in share-based compensation expense caused by the re-measurement at period end to fair value of share-based awards granted to the employees of Zhejiang Ant Small and Micro Financial Services Company, Ltd., or Ant Financial, and (ii) an increase in co-location, bandwidth and depreciation expenses as a result of our investments in Alibaba Cloud Computing and our data platform.

Product development expenses – Product development expenses in the quarter ended September 30, 2014 were RMB2,581 million (US$421 million), or 15.3% of revenue, compared to RMB1,168 million, or 10.7% of revenue in the same quarter of 2013. The increase was primarily due to an increase in payroll and benefit expense including share-based compensation expense. Our product development headcount increased as we continue to focus on new and existing product development and as a result of our acquisitions of UCWeb and AutoNavi.

Sales and marketing expenses – Sales and marketing expenses in the quarter ended September 30, 2014 were RMB1,749 million (US$285 million), or 10.4% of revenue, compared to RMB657 million, or 6.0% of revenue in the same quarter of 2013. The increase was primarily due to an increase in tactical advertising and promotional spending mainly to promote our China retail marketplaces during this quarter when intense global interest in Alibaba enhanced the effectiveness of marketing campaigns. Additionally, the consolidation of marketing expense in acquired businesses, including UCWeb and AutoNavi, and an increase in promoting new business initiatives (including local services and digital entertainment) also contributed to the increase of sales and marketing expenses in this quarter.

General and administrative expenses – General and administrative expenses in the quarter ended September 30, 2014 were RMB1,960 million (US$319 million), or 11.6% of revenue, compared to RMB793 million, or 7.2% of revenue in the same quarter of 2013. The increase was primarily due to an increase in share-based compensation expense.

Share-based compensation expense – Share-based compensation expense included in respective cost or expense items above in the quarter ended September 30, 2014 was RMB3,010 million (US$490 million), or 17.9% of revenue, an increase of 248.4% compared to RMB864 million, or 7.9% of revenue, in the same quarter of 2013. Share-based compensation expense as a percentage of revenue increased due to performance-based and retention grants of share-based awards to our employees and members of executive management prior to our initial public offering, with vesting periods ranging from four to six years, as well as the re-measurement charge relating to share-based awards granted to the employees of Ant Financial as described under Cost of Revenue above.

Amortization of intangible assets – Amortization of intangible assets in the quarter ended September 30, 2014 was RMB598 million (US$97 million), a significant increase from RMB39 million in the same quarter of 2013. The increase was primarily related to the completion of strategic acquisitions, including UCWeb and AutoNavi.

Income from operations – Income from operations in the quarter ended September 30, 2014 was RMB4,345 million (US$708 million), or 25.8% of revenue, a decrease of 17.2% compared to RMB5,248 million, or 47.9% of revenue, in the same quarter of 2013. The decrease was primarily due to an increase in share-based compensation expense and an increase in amortization of intangible assets.

Non-GAAP EBITDA – Non-GAAP EBITDA increased by 30.6% to RMB8,493 million (US$1,384 million) in the quarter ended September 30, 2014, compared to RMB6,505 million in the same quarter of 2013. Non-GAAP EBITDA margin was 50.5% in the quarter ended September 30, 2014. This was a decrease from 59.4% in the September quarter of 2013 and from 54.4% in the June quarter of 2014. The decrease in non-GAAP EBITDA margin was primarily due to (i) the consolidation of newly acquired businesses, mainly including UCWeb and AutoNavi, (ii) planned investments in new business initiatives, such as our mobile operating system, local services and digital entertainment, and (iii) increased tactical marketing spending during the September quarter. A reconciliation of income from operations to non-GAAP EBITDA is included at the end of this release.

Interest and investment income, net – Interest and investment income, net in the quarter ended September 30, 2014 was RMB468 million (US$76 million), an increase of 47.2% compared to RMB318 million in the same quarter of 2013. The increase in net interest and investment income was primarily due to a net gain recognized with respect to the revaluation of previously held equity interests relating to the merger of AutoNavi, and an increase in interest income as a result of higher cash balance during the period, partially offset by losses recognized with respect to the revaluation of convertible bonds in connection with our strategic investments in publicly traded entities.

Interest expense – Interest expense in the quarter ended September 30, 2014 was RMB521 million (US$85 million), an increase of 39.3% compared to RMB374 million in the same quarter of 2013. The increase in interest expense was primarily due to an increase in average loan amount outstanding during the period following the drawdown in April 2014 of the remaining US$3.0 billion under a US$8.0 billion credit facility.

Other income, net – Other income, net in the quarter ended September 30, 2014 was RMB378 million (US$62 million), a decrease of 2.8% compared to RMB389 million in the same quarter of 2013. For the quarter ended September 30, 2014, other income, net, primarily included royalty fees and software technology service fees received from Ant Financial which increased to RMB430 million (US$70 million) in the quarter ended September 30, 2014 from RMB204 million in the same quarter of 2013, and RMB195 million of expenses relating to the sale of shares by existing shareholders in our initial public offering.

Income tax expenses – Income tax expenses in the quarter ended September 30, 2014 were RMB1,339 million (US$218 million), an increase of 110.2% compared to RMB637 million in the same quarter of 2013. The increase was primarily due to the increase in taxable income from our operations in China. Our effective tax rate increased to 28.7% in the quarter ended September 30, 2014 from 11.4% in the same quarter of 2013. Excluding share-based compensation expense which is not deductible for income tax purposes, and gain on revaluation of investments which are not subject to income tax, our effective tax rate would have been 17.6% in the quarter ended September 30, 2014, compared to 9.9% in the same quarter of 2013. Such increase was primarily because the enterprise income tax, or EIT, exemption period of one of our major subsidiaries expired and such subsidiary became subject to an EIT rate of 12.5% (or 50% of the statutory EIT rate) in calendar year 2014.

Net income and non-GAAP net income – As a result of the foregoing, our net income in the quarter ended September 30, 2014 was RMB3,030 million (US$494 million), a decrease of 38.6% compared to RMB4,937 million in the same quarter of 2013. Excluding the effects of share-based compensation expense, amortization of intangible assets and certain other items, non-GAAP net income in the quarter ended September 30, 2014 was RMB6,808 million (US$1,109 million), an increase of 15.5% compared to RMB5,893 million in the same quarter of 2013. A reconciliation of net income to non-GAAP net income is included at the end of this release.

Net income attributable to ordinary shareholders – Net income attributable to ordinary shareholders in the quarter ended September 30, 2014 was RMB2,976 million (US$485 million), a decrease of 39.1% compared to RMB4,883 million in the same quarter of 2013.

Diluted EPS and non-GAAP diluted EPS – Diluted EPS in the quarter ended September 30, 2014 was RMB1.24 (US$0.20) on 2,438 million diluted shares outstanding, a decrease of 41.8% compared to RMB2.13 on 2,317 million diluted shares outstanding in the same quarter of 2013. Excluding the effects of share-based compensation expense, amortization of intangible assets and certain other items, non-GAAP diluted EPS in the quarter ended September 30, 2014 was RMB2.79 (US$0.45), an increase of 9.4% compared to RMB2.55 in the same quarter of 2013. A reconciliation of diluted EPS to the non-GAAP diluted EPS is included at the end of this release.

Cash – As of September 30, 2014, cash, cash equivalents and short-term investments were RMB109,911 million (US$17,906 million), compared to RMB43,632 million as of March 31, 2014.

Cash flow from operating activities and free cash flow – Net cash provided by operating activities in the quarter ended September 30, 2014 was RMB5,865 million (US$955 million), an increase of 29.6% compared to RMB4,526 million in the same quarter of 2013. Capital expenditures in the quarter ended September 30, 2014 were RMB3,396 million (US$553 million), compared to RMB1,140 million in the same quarter of 2013. Capital expenditures in the quarter ended September 30, 2014 included cash outflow for acquisition of land use rights and construction in progress of RMB1,703 million. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended September 30, 2014 was RMB8,938 million (US$1,456 million), an increase of 33.7% compared to RMB6,683 million in the same quarter of 2013. A reconciliation of net cash provided by operating activities to free cash flow, the non-GAAP measure of liquidity, is included at the end of this release.

Net cash used in investing activities – During the quarter ended September 30, 2014, net cash used in investing activities of RMB32,555 million (US$5,304 million) mainly included disbursements for short-term investments of RMB13,807 million (US$2,249 million), capital expenditure of RMB3,396 million (US$553 million) as well as investment and acquisition activities of RMB15,912 million (US$2,592 million). The cash outflows related to our previously announced investment and acquisition activities included: (i) the merger of AutoNavi, a leading provider of digital map content and navigation and location-based solutions in China, of RMB6,348 million; (ii) investment in Intime Retail (Group) Company Limited, one of China’s leading department store operators, of RMB4,264 million; (iii) investment in Singapore Post Limited, the national postal service provider in Singapore and a leading provider of ecommerce and logistics solutions in the Asia-Pacific region, of RMB1,548 million; and (iv) investment in Guangzhou Evergrande Football Club, China’s first-ever winner of the Asian Football Confederation Champions League Cup, of RMB1,200 million.

Webcast and Conference Call Information

A live webcast of the earnings conference call, which will be held shortly following the release of this announcement, can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for two weeks (dial-in number: +1 855-859-2056; conference ID: 24286757).

Please visit Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on November 4, 2014 to view the earnings release and accompanying slides prior to the conference call.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company is the largest online and mobile commerce company in the world in terms of gross merchandise volume. Founded in 1999, the company provides the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with hundreds of millions of consumers and other businesses.

Alibaba Group’s major businesses include:

•	Taobao Marketplace (www.taobao.com), China’s largest online shopping destination

•	Tmall.com (www.tmall.com), China’s largest third-party platform for brands and retailers

•	Juhuasuan (www.juhuasuan.com), China’s most popular online group buying marketplace

•	Alitrip (www.alitrip.com), a leading online travel booking platform

•	AliExpress (www.aliexpress.com), a global online marketplace for consumers to buy directly from China

•	Alibaba.com (www.alibaba.com), China’s largest global online wholesale platform for small businesses

•	1688.com (www.1688.com), a leading online wholesale marketplace in China

•	Alibaba Cloud Computing (www.aliyun.com), a provider of cloud computing services to businesses and entrepreneurs

Alibaba Group also provides payment and/or escrow services on its marketplaces through its contractual arrangements with Ant Financial Services Group, a related company of Alibaba Group that operates Alipay (www.alipay.com).

Through China Smart Logistics (or Zhejiang Cainiao Supply Chain Management Co., Ltd.), a 48%-owned affiliate, Alibaba Group operates a central logistics information system that connects a network of express delivery companies in China.

Contact

Investor Relations Contacts

Grace Wong

investor@alibabagroup.com

Media Contacts

Robert Christie

bob.christie@alibaba-inc.com

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about Alibaba’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements. Alibaba may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; Alibaba’s ability to retain or increase engagement of buyers, sellers and other participants in its ecosystem and enable new offerings; Alibaba’s ability to successfully monetize traffic on its mobile platform; risks associated with limitation or restriction of services provided by Alipay; risks associated with increased investments in Alibaba’s business; risks associated with acquisitions; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, Alibaba Group uses the following non-GAAP financial measures: non-GAAP EBITDA (including non-GAAP EBITDA margin), non-GAAP net income, non-GAAP diluted EPS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release.

Alibaba Group believes that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in its business that could otherwise be distorted by the effect of the expenses that Alibaba Group includes in income from operations, net income and diluted EPS. Alibaba Group believes that non-GAAP EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Alibaba Group considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by its business that can be used for strategic corporate transactions, including investing in its new business initiatives, making strategic investments and acquisitions and strengthening its balance sheet. Non-GAAP EBITDA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to net income, diluted EPS, cash flows or any other measure of performance or as an indicator of Alibaba Group’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP EBITDA represents income from operations (which excludes interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity investees) before certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation and impairment of goodwill and intangible assets that Alibaba Group does not believe are reflective of its core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill, intangible assets and investments, gain (loss) on deemed disposals/disposals/revaluation of investments, amortization of excess value receivable arising from the restructuring of commercial arrangement with Ant Financial, and a one-time expense item consisting of the expenses relating to the sale of shares by existing shareholders in our initial public offering.

Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares.

Free cash flow represents net cash provided by operating activities as presented in Alibaba Group’s consolidated cash flow statement less purchases of property and equipment and intangible assets (excluding acquisition of land use rights and construction in progress) and adjusted for changes in loan receivables relating to micro loans of its SME loan business. Alibaba Group presents the adjustment for changes in loan receivables because such receivables are reflected under cash flow from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

The tables captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release has more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENTS

	Three months ended September 30,			Six months ended September 30,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Revenue	10,950	16,829	2,742	21,728	32,600	5,311

Cost of revenue	(3,001)	(5,596)	(912)	(5,728)	(10,181)	(1,658)
Product development expenses	(1,168)	(2,581)	(421)	(2,186)	(4,533)	(739)
Sales and marketing expenses	(657)	(1,749)	(285)	(1,370)	(2,961)	(482)
General and administrative expenses	(793)	(1,960)	(319)	(1,658)	(2,904)	(473)
Amortization of intangible assets	(39)	(598)	(97)	(74)	(832)	(136)
Impairment of goodwill and intangible assets	(44)	—	—	(44)	—	—

Income from operations	5,248	4,345	708	10,668	11,189	1,823
Interest and investment income, net	318	468	76	784	7,296	1,189
Interest expense	(374)	(521)	(85)	(1,455)	(931)	(152)
Other income, net	389	378	62	630	1,089	177

Income before income tax and share of results of equity investees	5,581	4,670	761	10,627	18,643	3,037
Income tax expenses	(637)	(1,339)	(218)	(1,228)	(2,784)	(453)
Share of results of equity investees	(7)	(301)	(49)	(14)	(391)	(64)

Net income	4,937	3,030	494	9,385	15,468	2,520
Net income attributable to noncontrolling interests	6	(2)	—	2	(36)	(6)

Net income attributable to Alibaba Group Holding Limited	4,943	3,028	494	9,387	15,432	2,514
Accretion of Convertible Preference Shares	(8)	(7)	(1)	(16)	(15)	(2)
Dividends accrued on Convertible Preference Shares	(52)	(45)	(8)	(104)	(97)	(16)

Net income attributable to ordinary shareholders	4,883	2,976	485	9,267	15,320	2,496

Earnings per share attributable to ordinary shareholders
Basic	2.26	1.33	0.22	4.28	6.91	1.13
Diluted	2.13	1.24	0.20	4.06	6.40	1.04

Weighted average number of share used in calculating net income per ordinary share
Basic	2,165	2,238		2,166	2,218
Diluted	2,317	2,438		2,311	2,411

Share-based compensation expense by function:
Cost of revenue	247	1,155	188	398	1,748	285
Product development expenses	218	700	114	340	945	154
Sales and marketing expenses	57	173	28	91	235	38
General and administrative expenses	342	982	160	431	1,155	188

Total	864	3,010	490	1,260	4,083	665

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth the principal components of our revenue for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
China commerce
Retail (i)	8,645	12,769	2,080	17,312	25,408	4,139
Wholesale (ii)	568	790	129	1,094	1,499	244

Total China commerce	9,213	13,559	2,209	18,406	26,907	4,383

International commerce
Retail (iii)	210	419	68	389	777	127
Wholesale (iv)	966	1,198	195	1,904	2,309	376

Total international commerce	1,176	1,617	263	2,293	3,086	503

Cloud computing and Internet infrastructure (v)	190	285	47	364	521	85

Others (vi)	371	1,368	223	665	2,086	340

Total	10,950	16,829	2,742	21,728	32,600	5,311

(i)	Revenue from China commerce retail is primarily generated from our China retail marketplaces.
(ii)	Revenue from China commerce wholesale is primarily generated from 1688.com.
(iii)	Revenue from International commerce retail is primarily generated from AliExpress.
(iv)	Revenue from International commerce wholesale is primarily generated from Alibaba.com.
(v)	Revenue from cloud computing and Internet infrastructure is primarily generated from the provision of services, such as data storage, elastic computing, database and large scale computing services, as well as web hosting and domain name registration.
(vi)	Other revenue mainly represents interest income generated from micro loans.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of September 30,
	2014	2014
	RMB	RMB	US$
	(in millions)
Assets
Current assets:
Cash and cash equivalents	33,045	88,089	14,351
Short-term investments	10,587	21,822	3,555
Restricted cash and escrow receivables	4,921	2,477	404
Loan receivables	13,159	19,186	3,126
Investment securities	1,442	1,896	309
Prepayments, receivables and other assets	4,679	7,944	1,294

Total current assets	67,833	141,414	23,039

Investment in equity investees	17,666	26,076	4,248
Investment securities	3,023	9,241	1,506
Prepayments, receivables and other assets	2,087	4,535	739
Property and equipment, net	5,581	8,561	1,395
Land use rights	1,660	1,593	259
Intangible assets	1,906	7,261	1,183
Goodwill	11,793	33,661	5,484

Total assets	111,549	232,342	37,853

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	1,100	3,767	614
Secured borrowings	9,264	10,584	1,724
Income tax payable	1,267	1,441	235
Escrow money payable	2,659	—	—
Accrued expenses, accounts payable and other liabilities	11,887	17,398	2,834
Merchant deposits	4,711	6,738	1,098
Deferred revenue and customer advances	6,496	7,103	1,157

Total current liabilities	37,384	47,031	7,662

Deferred revenue	428	443	72
Deferred tax liabilities	2,136	3,594	586
Non-current bank borrowings	30,711	49,542	8,071
Other liabilities	72	1,948	317

Total liabilities	70,731	102,558	16,708

ALIBABA GROUP HOLDING LIMITED

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of September 30,
	2014	2014
	RMB	RMB	US$
	(in millions)
Commitments and contingencies	—	—	—

Mezzanine equity:
Convertible Preference Shares	10,284	—	—
Others	117	336	55

Total mezzanine equity	10,401	336	55

Alibaba Group Holding Limited shareholders’ equity:
Ordinary shares, US$0.000025 par value; 2,797,400,000 and 4,000,000,000 shares authorized; 2,226,810,660 and 2,485,687,304 shares issued and outstanding as of March 31, 2014 and September 30, 2014, respectively	1	1	—
Additional paid-in capital	27,043	108,132	17,617
Treasury shares at cost	—	—	—
Restructuring reserve	—	(1,284)	(209)
Subscription receivables	(540)	(367)	(60)
Statutory reserves	2,474	2,521	411
Accumulated other comprehensive income	(823)	(553)	(90)
Retained earnings	1,183	16,206	2,640

Total Alibaba Group Holding Limited shareholders’ equity	29,338	124,656	20,309
Noncontrolling interests	1,079	4,792	781

Total equity	30,417	129,448	21,090

Total liabilities, mezzanine equity and equity	111,549	232,342	37,853

ALIBABA GROUP HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,			Six months ended September 30,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net cash provided by operating activities	4,526	5,865	955	9,657	16,042	2,613
Net cash used in investing activities	(5,724)	(32,555)	(5,304)	(16,652)	(42,965)	(7,000)
Net cash provided by financing activities	2,297	62,864	10,242	4,819	81,954	13,352
Effect of exchange rate changes on cash and cash equivalents	(17)	3	1	(101)	13	2

Increase (Decrease) in cash and cash equivalents	1,082	36,177	5,894	(2,277)	55,044	8,967
Cash and cash equivalents at beginning of period	27,037	51,912	8,457	30,396	33,045	5,384

Cash and cash equivalents at end of period	28,119	88,089	14,351	28,119	88,089	14,351

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our income from operations to non-GAAP EBITDA for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Income from operations	5,248	4,345	708	10,668	11,189	1,823
Add: Share-based compensation expense	864	3,010	490	1,260	4,083	665
Add: Amortization of intangible assets	39	598	97	74	832	136
Add: Depreciation and amortization of property and equipment and land use rights	310	540	89	553	963	157
Add: Impairment of goodwill and intangible assets	44	—	—	44	—	—

Non-GAAP EBITDA	6,505	8,493	1,384	12,599	17,067	2,781

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net income	4,937	3,030	494	9,385	15,468	2,520
Add: Share-based compensation expense	864	3,010	490	1,260	4,083	665
Add: Amortization of intangible assets	39	598	97	74	832	136
Add: Impairment of goodwill, intangible assets and investments	53	—	—	69	—	—
Add: (Gain) loss on deemed disposals/disposals/ revaluation of investments	—	(60)	(9)	(312)	(6,488)	(1,057)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	—	35	6	—	35	6
Add: Expenses relating to the sale of shares by existing shareholders in initial public offering	—	195	31	—	195	31

Non-GAAP net income	5,893	6,808	1,109	10,476	14,125	2,301

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders	4,883	2,976	485	9,267	15,320	2,496
Add: Reversal of accretion upon assumed conversion of Convertible Preference Shares	8	7	1	16	15	2
Add: Dividend eliminated upon assumed conversion of Convertible Preference Shares	52	45	8	104	97	16

Net income attributable to ordinary shareholders for computing diluted EPS	4,943	3,028	494	9,387	15,432	2,514
Add: Non-GAAP adjustments to net income(a)	956	3,778	615	1,091	(1,343)	(219)

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	5,899	6,806	1,109	10,478	14,089	2,295

Weighted average number of shares on a diluted basis	2,317	2,438		2,311	2,411
Diluted EPS(b)	2.13	1.24	0.20	4.06	6.40	1.04
Add: Non-GAAP adjustments to net income per share(c)	0.42	1.55	0.25	0.47	(0.56)	(0.09)

Non-GAAP diluted EPS(d)	2.55	2.79	0.45	4.53	5.84	0.95

(a)	See the table above about the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.
(b)	Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.
(c)	Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.
(d)	Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2013	2014		2013	2014
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net cash provided by operating activities	4,526	5,865	955	9,657	16,042	2,613
Less: Purchase of property and equipment and intangible assets (excluding land use rights and construction in progress)	(996)	(1,693)	(276)	(1,823)	(2,848)	(464)
Add: Changes in loan receivables, net	3,153	4,766	777	4,939	6,338	1,033

Free cash flow	6,683	8,938	1,456	12,773	19,532	3,182

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

GMV

The table below sets forth the GMV transacted on our China retail marketplaces and mobile GMV as a percentage of GMV for the periods indicated:

	Three months ended
	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014
	(in billions of RMB except percentages)
GMV
Taobao Marketplace GMV	167	179	255	223	257	275	346	295	342	380
Tmall GMV	42	49	91	71	88	99	183	135	159	176
Total GMV	209	228	346	294	345	374	529	430	501	556

Mobile GMV (as a percentage of total GMV)	4.6%	5.6%	7.4%	10.7%	12.0%	14.7%	19.7%	27.4%	32.8%	35.8%

Annual active buyers

The table below sets forth the number of active buyers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014
	(in millions)
Annual active buyers	133	145	160	172	185	202	231	255	279	307

Mobile

The table below sets forth information with respect to mobile GMV, mobile revenue and mobile rates of monetization realized in respect of our China retail marketplaces for the periods presented:

	Three months ended
	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014
	(in millions of RMB except percentages)
China retail marketplaces:

GMV	209,221	228,068	345,696	294,184	345,134	373,659	528,709	430,085	500,916	555,666
Mobile GMV	9,583	12,703	25,661	31,507	41,299	54,823	104,391	118,001	164,428	199,054
as a percentage of GMV	4.6%	5.6%	7.4%	10.7%	12.0%	14.7%	19.7%	27.4%	32.8%	35.8%

Revenue	5,028	5,600	9,588	6,754	8,667	8,645	16,149	9,371	12,639	12,769
Mobile revenue	42	60	140	147	240	332	1,171	1,162	2,454	3,719
as a percentage of revenue	0.8%	1.1%	1.5%	2.2%	2.8%	3.8%	7.3%	12.4%	19.4%	29.1%

Monetization rate	2.40%	2.46%	2.77%	2.30%	2.51%	2.31%	3.05%	2.18%	2.52%	2.30%
Mobile monetization rate	0.44%	0.47%	0.55%	0.47%	0.58%	0.61%	1.12%	0.98%	1.49%	1.87%

Contacts

Investor Relations Contacts

Grace Wong, +852 2215 5100

investor@alibabagroup.com

Media Contacts

Robert Christie

bob.christie@alibaba-inc.com